

November 14, 2011

<u>Via E-Mail</u>

Eric Coutinho
Chief Legal Officer and Secretary
Koninklijke Philips Electronics N.V.
Breitner Center
Amstelplein 2, 1096 BC
Amsterdam
The Netherlands

> **Re:** **Koninklijke Philips Electronics N.V. (Royal Philips Electronics N.V.)**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-05146-01**

Dear Mr. Coutinho:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You state in your response to comment 1 in our letter dated September 1, 2011 that you have requested information from associates regarding sales to Iran, Syria, Sudan and Cuba, and that you will advise us of any relevant responses. Please note that we may have further comment upon receipt of this information.

2. We note from your response to comment 1 that Philips Iran represents Philips in contacts with governmental authorities and maintains contacts with government authorities with the objective of identifying business opportunities for Philips. Please describe these governmental contacts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc:     Amanda Ravitz
        Assistant Director
        Division of Corporation Finance